Mail Stop 4561

April 18, 2008

Lawrence A. Zimmerman
Chief Financial Officer
Xerox Corporation
P.O. Box 1600
Stamford, Connecticut 06904-1600

Re: Xerox Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
Definitive Proxy Statement on Schedule 14A
Filed April 10, 2007
File No. 1-04471

Dear Mr. Zimmerman:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Barbara C. Jacobs
Assistant Director